FEDERATED INCOME SECURITIES TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

February 13, 2017

EDGAR Operations Branch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE: FEDERATED INCOME SECURITIES TRUST (the “Registrant”)

1933 Act File No. 33-3164

1940 Act File No. 811-4577

Dear Sir or Madam:

I am writing to correct the record regarding a Post-Effective Amendment submitted pursuant to Rule 485(a) under the Securities Act of 1933 by the Registrant on behalf of its portfolio Federated Prudent DollarBear Fund on February 7, 2017 under Accession number 0001623632-17-000260. The Registrant inadvertently filed the Rule 485(a) submission as Post-Effective Amendment No. 178 under the Securities Act of 1933 and Amendment No. 171 under the Investment Company Act of 1940. Our records indicate that the Post-Effective Amendment should have been filed as Post-Effective Amendment No. 179 under the Securities Act of 1933 and Amendment No. 172 under the Investment Company Act of 1940.

The Registrant apologizes for any confusion this may have created and wishes to correct the record.

If you have any questions regarding this filing, please contact me at (724) 720-8840.

Very truly yours,

/s/ Leslie C. Petrone

Leslie C. Petrone

Senior Manager